Caledonia Mining Reports Record High Q3 2012 Production and Gross Profits

Toronto, Ontario – November 14, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce its operating and financial results for the third quarter 2012 (“Q3” or the “Quarter”) ended September 30, 2012, which are reported below in Canadian dollars.

Operational Highlights

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Gold produced at the Blanket Mine in Zimbabwe in Q3 reached a new all-time high of 12,918 ounces, 12% higher than the 11,560 ounces produced in the quarter ended June 30, 2012 (the “preceding quarter”) and 33% higher than the 9,743 ounces produced in Q3 of 2011 (the “comparable quarter”).

•	Gold production from underground mining in the Quarter was the highest ever produced by Blanket since its first recorded production in 1906.

•	Blanket’s cash operating costs in the Quarter decreased to US$508 per ounce of gold produced from US$547 in the preceding quarter and US$583 in the comparable quarter.

Financial Highlights

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Gold Sales during the Quarter were at an average sales price of US$1,673 per ounce compared, to an average sales price of US$1,599 in the preceding quarter and an average sales price of US$1,737 in the comparable quarter.

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Gross Profit for the Quarter (i.e. after depreciation and amortization but before administrative expenses and the Indigenisation related expenses referred to below) was $12,602,000, a new record high, which was 25% higher than the $10,067,000 achieved in the preceding quarter and 35% higher than the $9,364,000 achieved in the comparable quarter.

•	Cash flow from continuing operations in the Quarter, before capital investment, was $12,364,000 compared to $8,653,000 in the preceding quarter and $9,206,000 in the comparable quarter.

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Net cash and cash equivalents generated per share in the Quarter was 1.2 cents compared to 0.36 cents in the preceding quarter and 2.9 cents for the nine months to September 30, 2012 compared to 1.14 cents for the nine months to September 30, 2011.

•	At September 30, 2012 Caledonia had cash and cash equivalents of $24,615,000 compared to $18,323,000 at June 30, 2012 and $6,847,000 at September 30, 2011.

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Caledonia’s annualised return on shareholders’ funds (before the non-cash based expenses arising from the implementation of indigenisation and non-cash adjustments arising from exchange rate movements on inter-company balances) was 61%.

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During the Quarter Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$8.4 million compared to US$7.9 million in the preceding quarter and US$3.8 million in the comparable quarter.

Nama Base Metals Project, Zambia

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The 2012 drilling programme continued with the objectives of further identifying and defining extensions of the mineralised zone identified in 2011 and increasing the confidence level of the information on this mineralised zone.  As at October 25, 2012, 30 holes and 8,400 metres of drilling had been completed and three rigs are currently working on the site.

•	To date, an area of copper mineralization has been defined as follows:
•	current identified strike length of 1.3 km and a dip extent of 900 metres;
•	mineralisation intersected at depths from 98 to 579 metres;
•	thickness of mineralized zone varies from 10 to 27 metres;
•	average copper grade of 0.52%; and
•	possible extensions of the mineralized zone to the west and to depths below 580 metres will be drill tested in future.

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The 2012 drilling programme is expected to be completed shortly following which the drill results will be analysed and interpreted.  Caledonia expects to issue an NI 43-101 compliant copper resource and reserve statement by June 30, 2013.

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Caledonia will continue to manage its cash resources so that it retains the financial capacity to progress this project as fast and as far as possible without requiring third party involvement or equity funding.

Indigenisation

•	On October 11, 2012 Caledonia announced the completion of the Indigenisation of Blanket following which Caledonia now owns 49% of Blanket.

•	Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

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Caledonia’s strong operating performance was converted into an attributable net loss after tax for the Quarter of $7,240,000 after a non-cash, non-recurring charge of $14,161,000 due to the implementation of the Indigenisation of Blanket.

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As an indigenised entity, Blanket can now develop and implement its long term growth strategy.  The newly constituted Blanket Board, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a capital investment programme for 2013 and a 4 year growth strategy for 2014 to 2017.  Work has commenced on a new development project at Blanket (the No. 6 Winze Project) which is expected to result in a 70% increase in ore production from 2015.  This programme will be funded from Blanket’s internally generated cash and is expected to result in progressive increases in gold production over the next five years.

Commenting on Caledonia’s performance, Stefan Hayden, President and CEO, said: “The third quarter of 2012 showed a substantial improvement in gold production at the Blanket Mine in Zimbabwe.  Gold production in the quarter was 12,918 ounces – 12% higher than the preceding quarter and 33% higher than the third quarter of 2011. This was the highest quarterly gold production ever achieved by Blanket Mine since its first recorded production in 1906, and whose previous owners include Falconbridge and Kinross Gold.

Increased gold production, further improvements in gold recoveries and continued close attention to costs contributed to a reduction in average operating costs from US$547 per ounce of gold produced in the preceding quarter to US$508 per ounce of gold produced.  Blanket is now one of the lowest cost gold producers in both Africa and the world.

The strong operating performance is a testament to the hard work of the management and employees at Blanket and shows the benefits of Caledonia’s investments in the Blanket Mine.

Following the implementation of indigenisation, Blanket, as a highly profitable and cash-generative gold producer and with Caledonia’s financial, technical and administrative support, is well-positioned to implement its growth strategy.   Work continues at Blanket’s satellite development properties and on the deeper level development and exploration at the Blanket Mine.  In addition, work has also commenced on a new development project at Blanket Mine, the No. 6 Winze, which is expected to give rise to an approximate 70% progressive increase in production, commencing in three to four years.

As expected, the implementation of indigenisation at Blanket resulted in a large non-cash accounting charge which adversely affected our reported profit. This charge, which is a non-recurring item, had no impact on Caledonia’s strong cash generation.  Details of the highly complex accounting for indigenisation is set out in the unaudited consolidated financial statements for the Quarter, which are available on Caledonia’s website

Work continues at the Nama base metals project in Zambia. I expect that Caledonia will be in a position to issue a resource and reserve statement by the end of June, 2013, as previously advised.

Caledonia’s financial position continues to improve.  With almost $25 million of cash on hand Caledonia has sufficient cash resources to invest in its existing projects and also in potential new opportunities.”

Caution Regarding Forward Looking Statements:

Information included in this release constitutes forward-looking statements. There can be no assurance that future exploration will identify mineralisation that will prove to be economic, that anticipated metallurgical recoveries will be achieved, that future evaluation work will confirm the viability of deposits that may be identified or that required regulatory approvals will be obtained.

Dr. Trevor Pearton, BSc Eng. (“Mining Geology), PhD (Geology) FGSSA, VP Exploration, is the Company’s Qualified Person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this Release.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb/Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com